SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

ON OCTOBER 13TH, 2004, KOOKMIN BANK MADE PUBLIC NOTICE ABOUT THE CONVOCATION OF EXTRAORDINARY SHAREHOLDERS’ MEETING DATED ON OCTOBER 29TH, 2004 ON TWO KOREAN DAILY NEWSPAPERS PURSUANT TO KOREAN SECURITIES EXCHANGE LAW.

THE LIST OF AGENDA FOR THE SHAREHOLDERS’ MEETING WAS RELEASED THROUGH THE NEWSPAPERS, AND THE DETAILED CONTENTS OF EACH AGENDA ARE IN THE PROCESS OF DISTRIBUTION TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE TO EXERCISE THEIR VOTING RIGHTS.

AGENDA FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

AGENDUM 1. APPOINTMENT OF AN EXECUTIVE DIRECTOR

A Nominee for Executive Director

Name	Current Position	Career	Education	Transaction with the Bank for Past 3 Years
Chung Won Kang (Dec./19/1950)	Non-executive director, LG Investment & Securities Co., Ltd.	• President & CEO, former Seoul Bank • Chief country officer, Deutsche Bank Group, Korea • Chief country officer, Bankers Trust Group, Korea	• M.A. in Law & Diplomacy, The Fletcher School of Law & Diplomacy • B.A. in Economics, Dartmouth College	No

AGENDUM 2. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS

On March 23, 2004, the Board of Directors’ of Kookmin Bank granted stock options to four non-executive directors and one senior executive vice president.

Pursuant to Article 13 of the Articles of Incorporation, the Board of Directors’ resolution to grant stock options is subject to the approval and ratification at the first-coming shareholders’ meeting after the date of grant.

The purpose of granting stock options is to motivate the grantees toward accomplishing business targets and responsible management, as their performances will be indexed to the exercisable number of options granted.

The class of stock to be granted is Kookmin Bank’s registered common share.

Any other details not stipulated or referred to in the resolutions shall be governed by the Articles of Incorporation of Kookmin Bank and the option contracts entered into by the Bank and the grantees. Following the approval and ratification at the extraordinary shareholders meeting on the 29th of October 2004, the date of conferment of the stock options shall relate back to the date of resolution by the Board of Directors.

1. List of Grantees and the Number of Options

Name	Position	No. of Shares Granted
Dong Soo Chung	Non-Executive Director	5,000 common shares
Woon Youl Choi	Non-Executive Director	5,000 common shares
Wang Ha Cho	Non-Executive Director	5,000 common shares
Young Soon Cheon	Non-Executive Director	5,000 common shares
Jung Young Kang	Senior Executive Vice President	10,000 common shares
Total	5 persons	30,000 common shares

2. Calculating Stock Options for Executive Vice President

Calculation of the number of stock options granted to Senior Executive Vice President, Jung Young Kang, is based on the average score of the key performance indicators he will achieve for one year from the date of the conferment. If the grantee resigns or transfers for new assignment before the one-year term transpires, the calculation shall be made based upon the average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Entire stock options granted are cancelled.

Over 60 but Less than 80 points	• Stock options resulting from multiplying the number of stock options granted by average score exercised. • Number of exercisable options = (Number of options granted) ×(Average score / 100)

Over 80 points	Entire stock options granted are exercisable.

3. Grant Date:     March 23, 2004

4. Method of Exercise

Kookmin Bank may choose one of the following methods of compensation for the stock option exercise: 1) granting newly issued shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price in the event that the exercise price is lower than the market price.

5. Exercise Price

i) Non-Executive Directors: Lined to stock price indices

Formula

Exercise price = 47,200 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the date after one year from the date of grant1 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Less than 100 Won of the calculated price shall be rounded up. Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation.

1.	KOSPI banking industry index as of the date of resignation is used in the event any grantee resigns during the course of one year.

ii) Executive Vice President: 47,200 Won

6. Exercise Period:             From March 24, 2007 to March 23, 2012

7. Adjustment of Exercise Price and the Number of Options

In the event of any capital increase or reduction, issue of new shares or cancellation, stock dividend, transfer of reserves to capital, stock split, reverse of stock split, consolidation or merger etc., after the grant date, adjustment of the number of options and the exercise price could be made as needed pursuant to the resolutions by the Board of Directors.

8. Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within 1 year from the grant date and option exercise conditions have been met, the grantees could exercise their exercisable number of options that shall be adjusted according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 1 Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 13, 2004	By:	/s/ Ki Sup Shin
(Signature)
	Name:	Ki-Sup Shin
	Title:	Executive Vice President & Chief Financial Officer